SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                       DMI FURNITURE, INC.
                         (Name of Issuer)


                   COMMON STOCK, $.10 PAR VALUE
                  (Title of Class of Securities)

                           233230 10 1
                          (CUSIP Number)

                          Joseph G. Hill
                            Secretary
                       DMI Furniture, Inc.
                         One Oxmoor Place
                         101 Bullitt Lane
                    Louisville, Kentucky 40222
                         (502)426-4351
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                            May 2, 1996
       (Date of Event Which Requires Filing of This Statement)



     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. /__/


     Check the following box if a fee is being paid with this statement. / X /

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . .    Donald D. Dreher

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    00, PF

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   519,093
(8)  Shared voting power. . . . . . . . . . . .   1,567,200
(9)  Sole dispositive power . . . . . . . . . .   519,093
(10) Shared dispositive power . . . . . . . . .   1,567,200

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   2,086,293

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   41.6%

(14) Type of reporting person  . . . . . . . . .  IN

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . .  Joseph G. Hill

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .  ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    00, PF

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   176,214
(8)  Shared voting power. . . . . . . . . . . .   1,567,200
(9)  Sole dispositive power . . . . . . . . . .   176,214
(10) Shared dispositive power . . . . . . . . .   1,567,200

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   1,743,414

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   36.9%

(14) Type of reporting person  . . . . . . . . .  IN

                           CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . .    Pattco, Inc.

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    WC

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   0
(8)  Shared voting power. . . . . . . . . . . .   1,567,200
(9)  Sole dispositive power . . . . . . . . . .   0
(10) Shared dispositive power . . . . . . . . .   1,567,200

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   1,567,200

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   34.3%

(14) Type of reporting person  . . . . . . . . .  CO

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . .    James A.
                                                  Patterson

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    00

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   0
(8)  Shared voting power. . . . . . . . . . . .   1,567,200
(9)  Sole dispositive power . . . . . . . . . .   0
(10) Shared dispositive power . . . . . . . . .   1,567,200

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   1,567,200

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   34.3%

(14) Type of reporting person  . . . . . . . . .  IN

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . . .  C. Edward
                                                  Glasscock

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    PF

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   5,000
(8)  Shared voting power. . . . . . . . . . . .   1,567,200
(9)  Sole dispositive power . . . . . . . . . .   5,000
(10) Shared dispositive power . . . . . . . . .   1,567,200

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   1,572,200

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   34.4%

(14) Type of reporting person  . . . . . . . . .  IN

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $.10 par value (the "Common Stock"), of DMI
Furniture, Inc., a Delaware corporation (the "Issuer").

     The Issuer's principal executive office is located at One
Oxmoor Place, 101 Bullitt Lane, Louisville, Kentucky 40202

Item 2.   Identity and Background.

     1.   Donald D. Dreher

          (a)  Name:  Donald D. Dreher

          (b)  Business Address:   DMI Furniture, Inc.
                                   One Oxmoor Place
                                   101 Bullitt Lane
                                   Louisville, Kentucky 40222

          (c) Principal Occupation: Chairman, President and Chief Executive Officer of the Issuer.

          (d) During the last five years, Mr. Dreher has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Dreher was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. Dreher is a United States citizen.

     2.   Joseph G. Hill

          (a)  Name: Joseph G. Hill

          (b)  Business Address:   DMI Furniture, Inc.
                                   One Oxmoor Place
                                   101 Bullitt Lane
                                   Louisville, Kentucky 40222

          (c) Principal Occupation: Vice President-Finance, Chief Financial Officer, Secretary and Treasurer of the
               Issuer.

          (d) During the last five years, Mr. Hill has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Hill was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. Hill is a United States citizen.

     3.   Pattco, Inc.

          (a)  Name: Pattco, Inc.

          (b)  State of Incorporation: Kentucky

          (c) Principal Business: Venture capital and management services.

          (d)  Business Address:   10000 Shelbyville Road
                                   Suite 100
                                   Louisville, KY 40223

          (e)  Principal Office:   10000 Shelbyville Road
                                   Suite 100
                                   Louisville, KY 40223

          (f) During the last five years, Pattco, Inc. has not been convicted in a criminal proceeding.

          (g) During the last five years, Pattco, Inc. was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

     4.   James A. Patterson

          (a)  Name: James A. Patterson

          (b)  Business Address:   Pattco, Inc.
                                   10000 Shelbyville Road
                                   Suite 100
                                   Louisville, KY 40223

          (c)  Principal Occupation: Chairman and President of
               Pattco, Inc.

          (d) During the last five years, Mr. Patterson has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Patterson was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. Patterson is a United States citizen.

     5.   C. Edward Glasscock

          (a)  Name: C. Edward Glasscock

          (b)  Business Address:   Brown, Todd & Heyburn PLLC
                                   3200 Providian Center
                                   Louisville, Kentucky 40202-3363

          (c)  Principal Occupation: Attorney; Chairman of Brown,
               Todd & Heyburn PLLC, a law firm.

          (d) During the last five years, Mr. Glasscock has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Glasscock was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. Glasscock is a United States citizen.


Item 3.   Sources and Amount of Funds or Other Consideration.

     On May 2, 1996, Donald D. Dreher, Joseph G. Hill, Pattco, Inc., and C. Edward Glasscock (the "Investor Group") entered into a letter of intent with BT Capital Partners, Inc. ("BT") providing that the Investor Group would purchase from BT 1,048,930 shares of the Issuer's Series C Preferred Stock, par value $2.00 per share ("Preferred Shares") and 280,169 shares of the Issuer's Common Stock (together, the "BT Shares") for an aggregate purchase price of $1.6 million. The letter of intent provides that the purchase of the BT Shares by the Investor Group must be completed no later than July 1, 1996.

     The individual members of the Investor Group intend to finance the purchase of the BT Shares with personal funds.

     It has not been currently determined whether the Investor Group will organize a separate entity to hold the BT Shares, whether the BT Shares will be subject to a voting trust or voting agreement, and whether and to what extent additional persons will join the Investor Group for the purpose of purchasing the BT Shares.

Item 4.   Purpose of Transaction.

     Donald D. Dreher and Joseph G. Hill, two of the four members of the Investor Group, are currently two of the five members of the Issuer's Board of Directors. Mr. Dreher is the Issuer's Chairman, President and Chief Executive Officer, and Mr. Hill is the Issuer's Vice-President-Finance, Chief Financial Officer, Secretary, and Treasurer. In addition, the Preferred Shares owned by BT represent 51.9% of the outstanding shares of the Issuer's Preferred Shares. Holders of Preferred Shares are entitled to elect up to two additional directors to the Issuer's Board, a right that the Issuer's Preferred Shareholders currently have not elected to exercise. The Investor Group expects, by virtue of its acquisition of a majority or of the Issuer's Preferred Shares, to exercise the right of the Preferred Shareholders to elect two additional directors to the Issuer's Board of Directors, which would result in members of the Investor Group and their representatives holding four positions on a seven-member board of directors of the Issuer. Therefore, upon completion of the purchase of the BT Shares, members of the Investor Group would be in a position to exert significant influence over the conduct of the Issuer's business.

     Each Preferred Share owned by BT is convertible into 1.227 shares of the Issuer's Common Stock. Therefore, the BT Shares represent 280,169 currently outstanding shares of Common Stock, 1,287,031 Common Stock equivalents and, upon conversion, would represent 34.3% of the outstanding Common Stock. Together with the 97,246 shares of Common Stock and the currently exercisable employee stock options to purchase 603,061 shares of Common Stock currently owned by members of the Investor Group, the Investor Group would beneficially own a total of 2,267,507 shares or 43.9% of the Issuer's Common Stock upon completion of the purchase of the BT Shares. Members of the Investor Group have no current intention to acquire additional shares of Common Stock through open market purchases but may consider any offers from other holders of Preferred Shares to sell Preferred Shares or Common Stock that may be made from time to time.

     Except as indicated above or as may be currently under consideration by the Issuer's board of directors, members of the Management Group have no current plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     Upon completion of the acquisition of the BT Shares, members of the Investor Group would beneficially own (i) 377,415 currently outstanding shares of Common Stock, (ii) currently exerciseable employee stock options to purchase 603,061 shares of Common Stock, and (iii) 1,048,930 shares of Preferred Stock convertible into 1,287,031 shares of Common Stock, or a total of 2,267,507 shares or 43.8% of the Issuer's Common Stock.

     Information concerning the beneficial ownership of the individual members of the Investor Group is set forth in the following paragraphs. Except for the proposed purchase of the BT Shares described in Item 3 above, none of the members of the Investor Group has engaged in any transactions in the Issuer's Common Stock or securities convertible into the Issuer's Common Stock during the past sixty days.

     Donald D. Dreher owns 74,000 shares of Common Stock and options to purchase 445,093 shares of Common Stock granted under the Issuer's employee benefit plans. Mr. Dreher has sole voting and dispositive power with respect to these shares. In addition, Mr. Dreher shares voting and dispositive power with the other members of the Investor Group with respect to the BT Shares, consisting of 280,169 shares of Common Stock and 1,048,930 shares of Preferred Stock convertible into 1,287,031 shares of Common Stock. Mr. Dreher is the beneficial owner of a total of 2,086,293 shares or 41.6% of the Common Stock.

     Joseph G. Hill owns 18,246 shares of Common Stock and currently exerciseable options to purchase 157,968 shares of Common Stock granted under the Issuer's employee benefit plans. Mr. Hill has sole voting and dispositive power with respect to these shares. In addition, Mr. Hill shares voting and dispositive power with the other members of the Investor Group with respect to the BT Shares, consisting of 280,169 shares of Common Stock and 1,048,930 shares of Preferred Stock convertible into 1,287,031 shares of Common Stock. Mr. Hill is the beneficial owner of 1,743,414 shares or 36.9% of the Common Stock.

     Pattco, Inc. shares voting and dispositive power with the other members of the Investor Group with respect to the BT Shares, consisting of 280,169 shares of Common Stock and 1,048,930 Preferred Shares convertible into 1,287,031 shares of Common Stock. Pattco, Inc. is the beneficial owner of a total of 1,567,200 shares or 34.3% of the Common Stock. James A. Patterson may be deemed to be the beneficial owner of the shares owned by Pattco, Inc. by virtue of Mr. Patterson's ownership of a controlling interest in Pattco, Inc.

     C. Edward Glasscock currently owns 5,000 shares of Common Stock with respect to which he has sole voting and dispositive power. Mr. Glasscock shares voting and dispositive power with the other members of the Investor Group with respect to the BT Shares, consisting of 280,169 shares of Common Stock and 1,048,930 Preferred Shares convertible into 1,287,031 shares of Common Stock. Mr. Glasscock is the beneficial owner of 1,572,200 shares or 34.4% of the Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Donald D. Dreher, Joseph G. Hill, Pattco, Inc. and C. Edward Glasscock are parties to the letter of intent with BT described in
Item 3 pursuant to which they have agreed to purchase the BT Shares. The Investor Group's obligation to purchase the BT Shares is subject to negotiation and execution of a definitive stock purchase agreement expected to include a limited number of customary representations, warranties, covenants of the parties.
In the event the purchase of the BT Shares is not completed by July 1, 1996, BT would continue to own the BT Shares.

     The parties have not determined (i) how the BT Shares or the purchase price to be paid for them will be allocated among the individual members of the Investor Group, (ii) whether and to what extent additional persons may be added to the Investor Group to purchase a portion of the BT Shares, (iii) whether the BT Shares to be acquired by them will be held by them as individuals or by an entity to be organized and owned by the members of the Investor Group, or (iv) whether voting rights of all or a portion of the BT Shares to be acquired will be subject to the terms of a voting trust or voting agreement.

     Mr. Dreher has entered into an employment agreement with the Issuer for the period January 1, 1996 through December 31, 1998, pursuant to which Mr. Dreher serves as Chairman, President and Chief Executive Officer at an annual salary of $275,000 which is reviewed annually. In addition, Mr. Dreher can earn a stock bonus with respect to each year of his employment having a market value equal to 59.3% of any cash bonus for such year earned by Mr. Dreher pursuant to the formula contained in his employment agreement.

     Mr. Hill has entered into an employment agreement with the Issuer for the period April 1, 1995 through December 31, 1997, pursuant to which he serves as Vice-President-Financing, Chief Financial Officer of the Issuer at an initial annual salary of $155,000 which is reviewed annually. In addition, Mr. Hill can earn a stock bonus with respect to each year of his employment having a market value equal to 45.45% of the bonuses earned by Mr. Hill for such year pursuant to the formula contained in his employment agreement, up to a maximum of 25% of weighted average base salary.

     Mr. Dreher and Mr. Hill each have entered into a severance agreement with the Issuer, which have been automatically renewed through December 31, 2000. The severance agreements provide, among other things, for the payment of certain compensation to them following termination of employment other than for cause after a change in control of the Issuer. These severance agreements are described in greater detail on pages 11 and 12 of the Issuer's Definitive Proxy Statement dated December 29, 1995, the applicable portions of which are incorporated herein by reference.


Item 7.   Material to be Filed as Exhibits.

          Exhibit 99.1  Agreement to File as a Group

          Exhibit 99.2  Letter of Intent dated May 2, 1996

          Exhibit 99.3 Employment Agreement with Donald D. Dreher is incorporated by reference to Exhibit 10.1 to the Issuer's
Current Report on Form 8-K dated April 22, 1996 (the "8-K").

          Exhibit 99.4 Employment Agreement with Joseph G. Hill is incorporated by reference to Exhibit 10.2 to the 8-K.

          Exhibit 99.5 Severance Agreement with Donald D. Dreher is incorporated by reference to the Issuer's 1993 10-K.

          Exhibit 99.6 Severance Agreement with Joseph G. Hill is incorporated by reference to the Issuer's 1993 10-K.

                               SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/Donald D. Dreher

                              Date: May 13, 1996


                              /s/Joseph G. Hill

                              Date: May 13, 1996



                              PATTCO, INC.

                              By /s/ James A Patterson, Chairman
                              and President

                              Date: May 13, 1996


                              /s/James A. Patterson

                              Date: May 13, 1996


                              /s/ C. Edward Glasscock

                              Date: May 13, 1996